Exhibit 99.1

Foresight Advances Commercialization for Smart City and Road Safety Solutions with Leading Japanese Manufacturer

Development phase underway, with initial sales expected in 2027 growing to a conservative potential of $3.6 million revenue by 2030

Ness Ziona, Israel – March 10, 2026 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today that it entered into a development and commercialization agreement of its 3D perception systems with leading Japanese manufacturer of smart city, road traffic, hazard management and traffic monitoring solutions (the “Japanese Manufacturer”). The agreement was signed together with the Company’s Japanese distributor, Cornes Technologies Limited. The development phase is underway and is expected to be completed during the second quarter of 2027, generating initial revenues of approximately $250,000. Following completion of the development phase, initial product sales are expected in late 2027, growing to a conservative potential revenue of $3.6 million by 2030.

As previously reported by the Company on February 14, 2025, Foresight and the Japanese Manufacturer established a framework for future project collaborations and commercialization. The current project includes dual stereoscopic camera systems, combining visible-light and thermal infrared cameras on service or patrol vehicles to monitor road lanes and provide real-time hazard alerts when vehicles enter restricted areas or lanes, even in harsh weather or low-visibility conditions. This project uses artificial intelligence (AI) to automatically segment restricted areas by detecting and tracking boundaries and road contours as the vehicle moves, offering real-time, accurate awareness and warning to protect workers and drivers.

A second, concurrent project focusing on smart cities solutions, with implementation and optimization of Foresight’s advanced 3D perception system to detect and recognize, in real time, vehicles merging onto parking areas, service areas and highways from entrance ramps, as well as identify over speeding, abnormally low speed, and wrong-direction driving.

These projects are intended to accelerate Foresight’s commercialization of advanced 3D perception solutions, delivering real-time AI to improve road-and traffic safety. By combining innovative sensor technologies with dynamic driving area segmentation, the Company is generating significant commercial opportunities and strengthening its position in the Japanese and global road, traffic and smart-city safety markets.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on “X” (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the expected timing of the completion of the development phase of the project, the expected amount of the initial revenue to be derived from the development phase of the project, that the initial product sales are expected in 2027, the conservative potential revenue from the project and timing thereof, that these projects accelerate Foresight’s commercialization of advanced 3D perception solutions and the Company is generating significant commercial opportunities and strengthening its position in the Japanese and global road, traffic and smart-city safety market. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654